SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of December 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Wins Contract for PDO Subsurface Imaging Center

Paris, France – December 18, 2013

CGG announced today that it has been awarded a further contract by Petroleum Development Oman (PDO) to provide seismic imaging services at its dedicated center in Muscat, Oman.

CGG has been operating the PDO dedicated center since 1994 and the contract will run for another four years from January 2014. The center provides the full range of subsurface imaging services for PDO’s onshore data and specializes in large, high-density wide-azimuth projects. As part of this contract CGG will also expand its onsite training facilities and increase its support to Sultan Qaboos University.

Jean-Georges Malcor, CEO, CGG, said: “CGG is delighted that PDO has confirmed its confidence in our advanced subsurface imaging technology, expertise and service excellence by extending this contract on the eve of the dedicated center’s twentieth anniversary. Throughout this time we have consistently shown our commitment to developing the people and seismic industry of Oman and have transformed the traditional contractor-client relationship into a highly collaborative and integrated partnership with PDO. The renewal of this dedicated center contract and the success of our expanding open center operation confirm our leading position in the Oman subsurface imaging market.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Communications Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 18th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP